Exhibit 12.1

SunTrust Banks, Inc.

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(In thousands)

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Ratio 1 - including deposit interest
Earnings:
Income(loss) before income taxes	($1,291,606)	$1,131,471	$728,503	$2,249,529	$2,986,441	$2,866,395	$2,257,026
Net income attributable to noncontrolling interest	(6,755)	(6,102)	(11,378)	(12,724)	(13,371)	(14,512)	(9,521)
Fixed charges	1,306,018	2,063,412	3,778,776	5,377,312	5,188,060	3,203,493	1,577,826

Total	$7,657	$3,188,781	$4,495,901	$7,614,117	$8,161,130	$6,055,376	$3,825,331

Fixed charges:
Interest on deposits	$822,776	$1,327,649	$2,377,473	$3,660,766	$3,464,700	$1,832,975	$766,188
Interest on funds purchased and securities sold under agreements to repurchase	5,174	92,327	130,563	440,260	543,057	312,193	108,591
Interest on other short-term borrowings	8,748	35,864	55,102	121,011	74,326	83,087	24,642
Interest on trading liabilities	11,077	12,633	27,160	15,586	15,540	11,878	5,553
Interest on long-term debt	423,079	559,641	1,117,428	1,078,753	1,033,932	912,210	628,253
Portion of rents representative of the interest factor (1/3) of rental expense	35,164	35,298	71,050	60,936	56,505	51,150	44,599

Total fixed charges	1,306,018	2,063,412	3,778,776	5,377,312	5,188,060	3,203,493	1,577,826
Preferred stock dividend requirements	143,460	16,336	48,834	41,678	10,901	—	—

Fixed charges and preferred stock dividends	$1,449,478	$2,079,748	$3,827,610	$5,418,990	$5,198,961	$3,203,493	$1,577,826

Ratio of earnings to fixed charges [1]	N/M	1.55 x	1.19 x	1.42 x	1.57 x	1.89 x	2.42 x
Ratio of earnings to fixed charges and preferred stock dividends [1]	N/M	1.53 x	1.17 x	1.41 x	1.57 x	1.89 x	2.42 x
Ratio 2 - excluding deposit interest
Earnings:
Income(loss) before income taxes	($1,291,606)	$1,131,471	$728,503	$2,249,529	$2,986,441	$2,866,395	$2,257,026
Net income attributable to noncontrolling interest	(6,755)	(6,102)	(11,378)	(12,724)	(13,371)	(14,512)	(9,521)
Fixed charges	483,242	735,763	1,401,303	1,716,546	1,734,261	1,370,518	811,638

Total	($815,119)	$1,861,132	$2,118,428	$3,953,351	$4,707,331	$4,222,401	$3,059,143

Fixed charges:
Interest on funds purchased and securities sold under agreements to repurchase	$5,174	$92,327	$130,563	$440,260	$543,057	$312,193	$108,591
Interest on other short-term borrowings	8,748	35,864	55,102	121,011	74,326	83,087	24,642
Interest on trading liabilities	11,077	12,633	27,160	15,586	15,540	11,878	5,553
Interest on long-term debt	423,079	559,641	1,117,428	1,078,753	1,033,932	912,210	628,253
Portion of rents representative of the interest factor (1/3) of rental expense	35,164	35,298	71,050	60,936	56,505	51,150	44,599

Total fixed charges	483,242	735,763	1,401,303	1,716,546	1,723,360	1,370,518	811,638
Preferred stock dividend requirements	143,460	16,336	48,834	41,678	10,901	—	—

Fixed charges and preferred stock dividends	$626,702	$752,099	$1,450,137	$1,758,224	$1,734,261	$1,370,518	$811,638

Ratio of earnings to fixed charges [1]	N/M	2.53 x	1.51 x	2.30 x	2.73 x	3.08 x	3.77 x
Ratio of earnings to fixed charges and preferred stock dividends [1]	N/M	2.47 x	1.46 x	2.25 x	2.71 x	3.08 x	3.77 x

[1]

When fixed charges exceed earnings, the calculated ratio indicates less than a one-to-one coverage that is considered to not be a meaningful ratio (“N/M”). The coverage deficiency can be calculated by subtracting total earnings from total fixed charges and total earnings from fixed charges and preferred stock dividends in the ratio of earnings to fixed charges and ratio of earnings to fixed charges and preferred stock dividends, respectively.